UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

MI Developments Inc.

(Name of issuer)

Class B Voting Shares

(Title of class of securities)

55304X 20 3

(CUSIP number)

Kenneth G. Alberstadt Akerman Senterfitt LLP 335 Madison Avenue, Suite 2600 New York, NY 10017 (212) 880-3817

(Name, address and telephone number of person authorized to receive notices and communications)

December 22, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 8 Pages

CUSIP No. 55304X 20 3
1	Names of reporting persons: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): STRONACH TRUST
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: ONTARIO, CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 363,414
	8	Shared voting power: 0
	9	Sole dispositive power: 363,414
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 363,414
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒
13	Percent of class represented by amount in Row (11): 66.4%
14	Type of reporting person (see instructions): OO

Page 3 of 8 Pages

CUSIP No. 55304X 20 3
1	Names of reporting persons: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 445327 ONTARIO LIMITED
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): WC/BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: ONTARIO, CANADA
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 363,414
	8	Shared voting power: 0
	9	Sole dispositive power: 363,414
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 363,414
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒
13	Percent of class represented by amount in Row (11): 66.4%
14	Type of reporting person (see instructions): OO

Page 4 of 8 Pages

CUSIP No. 55304X 20 3
1	Names of reporting persons: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FRANK STRONACH
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
3	SEC use only:
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: AUSTRIA
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 363,414
	8	Shared voting power: 20,000
	9	Sole dispositive power: 363,414
	10	Shared dispositive power: 20,000
11	Aggregate amount beneficially owned by each reporting person: 383,414
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒
13	Percent of class represented by amount in Row (11): 70.0%
14	Type of reporting person (see instructions): IN

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 18 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), on September 8, 2003, as previously amended, with respect to the Class B Voting Shares (“Class B Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). This Amendment No. 18 is being filed to report (i) a proposal supported by the Reporting Persons to reorganize the Company as described below and (ii) the suspension of the previously reported proposal by ST Acquisition Corp., an entity owned by a trust the trustees of which are members of the Stronach family (“STAC”), to initiate an offer to acquire all of the outstanding Class B Shares and the Class A Subordinate Voting Shares of the Company not beneficially owned by STAC’s affiliates and associates (including Mr. Stronach, the Stronach Trust, 445327 Ontario Limited (“445327” and, together with Mr. Stronach and the Stronach Trust, the “Reporting Persons”), Fair Enterprise Limited (“Fair Enterprise”) and Bergenie Anstalt (“Bergenie”)) (the “Subject Shares”).

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Class B Shares. The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 7A9.

Item 2. Identity and Background.

This Statement is being filed by the Reporting Persons. The information set forth on Schedule A is hereby incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 herein is hereby incorporated by reference.

Item 4. Purpose of the Transaction.

Item 4 is amended by adding the following:

On December 22, 2010, the Initiating Shareholders (as defined below) made a proposal to the board of directors of the Company for a transaction (the “Transaction”), to be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction agreed to by the parties, in which the Company would reorganize such that (a) a corporation controlled by the Stronach Trust holding the majority of the Class B Shares of the Company which may be deemed to be beneficially owned by the Stronach Trust (the “ST Shareholder”) would acquire from the Company the following (the “Group 1 Assets and Liabilities”): (i) all horseracing and gaming assets of the Company and its subsidiaries (including all joint ventures), (ii) all properties of the Company and its subsidiaries described under “Real Estate Business – Development Properties” in note 6(a) of the notes to the interim consolidated financial statements of the Company and its subsidiaries having a book value of $174.462 million for the three months ended September 30, 2010, (iii) the residential zoned property known as “French Creek,” (iv) cash such that the Group 1 Assets and Liabilities would include on January 1, 2011 $20 million of adjusted working capital but the maximum amount payable by the Company would not exceed $20 million (excluding restricted cash), (v) all liabilities associated with the assets described in clauses (a)(i) and (ii) above (excluding liabilities between the Company and the ST Shareholder) (the “Group 1 Liabilities”), (vi) all insurance and sale proceeds in respect of the Group 1 Assets after December 22, 2010, if any and (vii) all trademarks, patents, goodwill and other intellectual and intangible property and books and records relating to the Group 1 Assets; (b) the ST Shareholder would have a right of first refusal with respect to each of the corporate property of Magna International Inc. in Aurora, Ontario on Magna Drive (South of Wellington) and in Oberwaltersdorf, Austria owned by the Company; (c) each Class A Share would be converted into 1 common share of the Company, each Class B Share held by any shareholder other than the ST Shareholder (each a “Public Shareholder”) would be converted into 1.2 common shares of the Company and each Class B Share held by the ST Shareholder would be cancelled in consideration for, among other things, the transfer of the Group 1 Assets and Liabilities to the ST Shareholder, so that, following the closing of the transactions contemplated by the Transaction (the “Closing”), the Company’s only capital stock would be a single class of common shares and (d) upon the Closing, an adjustment would be made to reflect an effective transfer date of the Group 1 Assets and Liabilities as of January 1, 2011 (except for the Company’s obligation to fund the Group 1 Assets and Liabilities during the Interim Period as described below).

The Group 1 Assets would be operated as a separate business in the period between January 1, 2011 and the Closing (the “Interim Period”). The Company would be required to provide funding for the Group 1 Assets and Liabilities during the Interim Period, provided that if funding requirements exceed on average $4 million per month, the ST Shareholder would reimburse the Company for such excess on Closing.

Upon Closing, (a) the Company would be prohibited from engaging in or having an interest in, directly or indirectly, any business relating to horseracing or gaming, (b) the board of directors of the Company would be elected by the Public Shareholders at the shareholder meeting called to approve the Transaction, with the director nominees being designated by the Initiating Shareholders and ST Shareholder abstaining and (c) the Company would reimburse the Initiating Shareholders for all of their reasonable legal fees and advisory fees incurred in connection with the Transaction and for their legal and advisory fees paid prior to December 22, 2010 up to $1 million, and the Company would reimburse ST Shareholder for all of its reasonable legal fees and advisory fees incurred in connection with the Transaction up to $1 million.

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 6 of 8 Pages

The consummation of the Transaction would be subject to the execution of definitive documentation by January 31, 2011 and the implementation of the Transaction by June 30, 2011 (with a target Closing on April 1, 2011), and other customary closing conditions, including the receipt of all required regulatory and shareholder approvals.

In view of the proposed Transaction, STAC is suspending its previously reported proposal to initiate an offer to acquire the Subject Shares in a tender offer pending completion of the Transaction.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons may be deemed to beneficially own Class A Shares as follows:

- Mr. Stronach does not hold any Class A Shares directly. Mr. Stronach may be deemed to beneficially own 363,414 Class A Shares issuable upon conversion of Class B Shares held by 445327; 50,000 Class A Shares held by Fair Enterprise; and 20,000 Class A Shares issuable upon conversion of Class B Shares by Fair Enterprise, representing approximately 0.9% of the Class A Shares in the aggregate.

- The Stronach Trust does not hold any Class A Shares directly. The Stronach Trust and 445327 may each be deemed to beneficially own 363,414 Class A Shares issuable upon conversion of Class B Shares held by 445327, representing approximately 0.8% of the Class A Shares.

The Reporting Persons may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of Class A Shares beneficially owned by Bergenie, Fair Enterprise and each Reporting Person. The filing of this amendment shall not be construed as an admission that such a group exists or that any Reporting Person beneficially owns any Class A Shares that are held or beneficially owned by any other Reporting Person or by Fair Enterprise or Bergenie. Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of Class A Shares held by any other person or entity for purposes other than U.S. securities law purposes.

Each of the following shareholders, by entering into the Support Agreement, may be deemed to have formed a group with the Reporting Persons with respect to the acquisition, holding, voting and disposition of Class A Shares owned by such shareholder. The filing of this amendment shall not be construed as an admission that any such group exists. Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes. Assuming the beneficial ownership of such Class A Shares, the group formed by the Reporting Persons and each such shareholder would be the beneficial owner of the number of Class A Shares reported herein plus the number set forth below.

Shareholder	Class A Shares Held by Shareholder	Beneficial Ownership Percentage of Shareholder
Mackenzie Financial Corporation	6,877,840	14.73%
Hotchkis and Wiley Capital Management, LLC	3,070,700	6.57%
Donald Smith & Co., Inc.	2,788,623	5.97%
North Run Master Fund, LP	2,365,800	5.07%
Franklin Templeton Investments Corp. as manager and trustee of Bissett Small Cap Fund	1,774,600	3.80%
Owl Creek Asset Management L.P.	1,672,800	3.58%
Tyndall Partners LP	793,182	1.70%
Farallon Capital Offshore Investors III, Inc.	970,671	2.08%
Farallon Capital Offshore Investors II, L.P.	549,840	1.18%
Berg & Berg Enterprises, LLC	500,000	1.07%
Farallon Capital Partners, L.P.	483,630	1.04%
Tyndall Institutional Partners LP	446,104	0.96%
Farallon Capital Institutional Partners, L.P.	375,575	0.80%
The Mangrove Partners Fund, LP	117,945	0.25%
Carl E. Berg	100,500	0.22%
DLF Trust #1	65,000	0.14%
Farallon Capital Institutional Partners II, L.P.	39,400	0.08%
John Moran	38,500	0.08%
Octagon Insurance Group Ltd.	27,000	0.06%

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 7 of 8 Pages

Blake Ashdown IRA	22,500	0.05%
Theresa Foote Pledge Account	20,000	0.04%
Brad Shingleton Trust	17,000	0.04%
CFG Trust #1	15,000	0.03%
Dennis S. Moran	10,000	0.02%
Inky Investments	7,000	0.01%
Michael Knapp	3,500	0.01%
FCF Family Investments	2,850	0.01%

(b)	Mr. Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power over the Class B Shares held by Fair Enterprise. Each other Reporting Person may be deemed to have sole voting and dispositive power over the Class B Shares beneficially owned by such Reporting Person.

(c)	There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares reflected on the cover pages to this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

On December 22, 2010, certain shareholders of the Company holding more than 50% of the outstanding Class A Shares in the aggregate (the “Initiating Shareholders”), entered into a Support Agreement (the “Support Agreement”) with 445327 in which (a) the Initiating Shareholders agreed to propose, with the support of 445327, the Transaction to the board of directors of the Company; (b) each of the Initiating Shareholders agreed to (i) vote (or cause to be voted) the Shares owned or controlled by such Initiating Shareholder in favor of the Transaction, (ii) not sell or otherwise transfer any Shares or take any other action that would prevent it from carrying out its obligations under the Support Agreement (except sales or transfers of Shares in which the transferee agrees to be bound by the terms and executes a counterpart of the Support Agreement) and (iii) execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction; (c) 445327 agreed to vote (or cause to be voted) all Shares owned or controlled by it in favor of the Transaction and agreed to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction and (d) the applicable Initiating Shareholders agreed to discontinue the currently contemplated litigation against the Company, its shareholders and current and former officers and directors and provide appropriate releases to such parties, effective upon the implementation of the Transaction.

Each Initiating Shareholder has the right to terminate its obligations under the Support Agreement upon notice to the Company if (a) the terms of the Transaction are changed from those set forth in the Support Agreement in a manner that is adverse to that Initiating Shareholder or to all Initiating Shareholders in a material respect, (b) the Initiating Shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated by the Support Agreement in a manner that is materially adverse to the Initiating Shareholder, (c) the definitive documentation relating to the Transaction has not been executed by January 31, 2011 or the Transaction has not been implemented by June 30, 2011, (d) the meeting of shareholders of the Company to approve the Transaction has occurred, (e) the Support Agreement has not been signed on or before January 11, 2011 by holders of the Class B Shares constituting a “majority of the minority” of the Class B Shares for purposes of National Instrument 61-101 or (f) less than 30% of all outstanding Class A Shares remain subject to the Support Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	Support Agreement

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2010

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Trustees of the Stronach Trust

The following table sets forth the name, business address and present principal occupation of each trustee of the Stronach Trust. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Andrew Stronach	President of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of 445327 Ontario Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 445327 Ontario Limited. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Belinda Stronach	Executive Vice-Chairman of Magna International Inc.	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts, and any further amendments related thereto, and hereby affirm that such Statement on Schedule 13D/A and any such further amendments are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 22, 2010

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

EXHIBIT B

SUPPORT AGREEMENT

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, the shareholders (each a “Shareholder”, and collectively the “Initiating Shareholders”) of MI Developments Inc. (the “Company”) listed in the attached Schedule A, and such other direct or indirect shareholders of the Company who may execute a counterpart of this Agreement, agree as follows with respect to a plan of arrangement or other form of transaction (the “Transaction”) substantially on the terms and subject to the conditions set out in the attached Schedule B. For this purpose, each of the Initiating Shareholders further agrees as follows with respect to itself:

1.	Certain Initiating Shareholders will propose, with the support of 445327 Ontario Limited (“445”), the Transaction to the board of directors (the “Board”) of the Company and request that the Board take all action required to implement the Transaction as soon as reasonably practicable in accordance with all applicable legal and regulatory requirements.

2.	Each Shareholder agrees to vote (or cause to be voted) all Class A Subordinate Voting Shares and Class B Shares of the Company (the “Shares”) owned or controlled by that Shareholder in favour of the Transaction.

3.	Each Shareholder confirms that it owns or controls the class and number of Shares set out below its signature on the counterpart executed by it and has the authority to vote or direct the voting of such Shares as contemplated by this Agreement.

4.	For so long as this Agreement remains in effect, as to each Shareholder, each Shareholder shall not sell or otherwise transfer any Shares or take any other action that would prevent it from carrying out its obligations under this Agreement except that the Shareholder may sell or otherwise transfer all or part of the Shares to a person, corporation or entity that agrees to be bound by the terms hereof and executes a counterpart to this Agreement.

5.	Each Shareholder has the right to terminate its obligations under this Agreement by giving notice to the Company if:

(a)	the terms of the Transaction are changed from those set out in Schedule B in a manner that is adverse to that Shareholder or to all Initiating Shareholders in a material respect;

(b)	the Shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated in Schedule B in a manner that is materially adverse to the Shareholder;

(c)	the execution of definitive documentation relating to the transaction has not occurred by January 31, 2011 or the transaction has not been implemented by June 30, 2011;

(d)	the meeting of shareholders of the Company to approve the Transaction has occurred;

(e)	this Agreement has not been signed (by joinder or counterpart) on or before January 31, 2011 by holders of Class B Shares which constitutes a “majority of the minority” of such shares for purposes of National Instrument 61-101 (excluding in such calculation Shares held by the Magna Deferred Profit Sharing Plan (Canada)); or

(f)	less than 30% of all outstanding Class A Subordinate Voting Shares remain subject to this Agreement.

445 agrees to promptly notify each Shareholder if it becomes aware of the occurrence of any of the foregoing events except for the event referred to in (d) above.

6.	Each Shareholder confirms that it has been a long-time investor in the Company and has sufficient knowledge of and access to information concerning the Company and its Shares to decide to enter into this Agreement. Each Shareholder further confirms that any factors peculiar to that Shareholder, including non-financial factors, that were considered relevant by that Shareholder in assessing the terms of the Transaction did not have the effect of reducing the consideration that otherwise would have been considered acceptable by that Shareholder. Nothing in this paragraph shall be construed as meaning or implying that the Shareholder possesses any undisclosed information relating to the Company.

7.	Each Shareholder confirms that the following statement is X or is not (check as applicable) accurate in respect of the Shareholder:

The Shareholder is not (i) an “interested party” (as defined in National Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“NI 61-101”)) in respect of the Transaction, (ii) a “related party” (as defined in NI 61-101) of an “interested party” in respect of the Transaction or (ii) acting “jointly or in concert”, as determined in accordance with section 91 of the Securities Act (Ontario), with an “interested party” in respect of the Transaction or with a “related party” of an “interested party” in respect of the Transaction.

8.	Each Shareholder agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.

9.	445 agrees to vote (or cause to be voted) all Shares owned or controlled by 445 in favour of the Transaction and agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.

10.	This Agreement is an agreement between each Shareholder and 445, and no Shareholder has an agreement with any other Shareholder and no Shareholder may enforce this Agreement against any other Shareholder. Only 445 may enforce this Agreement against a Shareholder. There are no third party beneficiaries of this Agreement, except the Initiating Shareholders. Each Shareholder confirms that in negotiating and executing this Agreement it did not intend and did not become a “group” (as defined in Rule 13d of the Securities Exchange Act) with any other Shareholder with respect to the matters contemplated herein. This Agreement may not be amended without the written consent of holders of a majority of the Class A Subordinate Voting Shares held by all Initiating Shareholders.

(Remainder of page intentionally left blank. Signature page follows.)

This Agreement shall be governed by the laws of the Province of Ontario and shall take effect upon the execution and delivery of this Agreement or a counterpart hereof by each of the Initiating Shareholders listed in Schedule A.

DATED the 22nd day of December, 2010.

John Moran
(Print Name of Shareholder)

/s/ John Moran
(Signature of Shareholder or Authorized Signatory)

(Print Name and Title)

38,500
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

Owned Directly
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Inky Investments
(Print Name of Shareholder)

/s/ Cheryl Groremenoyke
(Signature of Shareholder or Authorized Signatory)

/s/ Cheryl Groremenoyke - Manager
(Print Name and Title)

7,000
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

Owned – Held at Ingalls Snyder DTC #0124
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

CFG Trust #1
(Print Name of Shareholder)

/s/ Cheryl Groremenoyke
(Signature of Shareholder or Authorized Signatory)

Cheryl Groremenoyke - Trustee
(Print Name and Title)

15,000
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

Owned - held at Ingalls & Snyder DTC #0124
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

DLF Trust #1
(Print Name of Shareholder)

/s/ Frederick C. Foote
(Signature of Shareholder or Authorized Signatory)

Frederick C. Foote, Trustee
(Print Name and Title)

65,000
(Number of Class A Subordinate Voting Shares Held)

None
(Number of Class B Shares Held)

Owned / held at Ingalls & Snyder DTC #0124
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

FCF Family Investments
(Print Name of Shareholder)

/s/ Frederick C. Foote
(Signature of Shareholder or Authorized Signatory)

Frederick C. Foote, Manager
(Print Name and Title)

2,850
(Number of Class A Subordinate Voting Shares Held)

None
(Number of Class B Shares Held)

Owned / held at Ingalls & Snyder DTC 0124
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Octagon Insurance Group Ltd
(Print Name of Shareholder)

/s/ Frederick C. Foote
(Signature of Shareholder or Authorized Signatory)

Frederick C. Foote, President
(Print Name and Title)

27,000
(Number of Class A Subordinate Voting Shares Held)

None
(Number of Class B Shares Held)

Owned / held at Commerce Bank DTC #2108
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Dennis S. Moran
(Print Name of Shareholder)

/s/ Dennis S. Moran
(Signature of Shareholder or Authorized Signatory)

(Print Name and Title)

10,000
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

Owned; held at Ingalls & Snyder DTC #0124
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Michael Knapp
(Print Name of Shareholder)

/s/ Michael Knapp
(Signature of Shareholder or Authorized Signatory)

(Print Name and Title)

3,500 (held at Ingalls & Snyder DTC #0124)
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Blake Ashdown IRA
(Print Name of Shareholder)

/s/ Blake Ashdown
(Signature of Shareholder or Authorized Signatory)

Blake Ashdown
(Print Name and Title)

22,500
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

Controlled - held at Ingalls & Snyder DTC #0124
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Berg & Berg Enterprises, LLC
(Print Name of Shareholder)

/s/ Carl E. Berg
(Signature of Shareholder or Authorized Signatory)

Carl E. Berg
(Print Name and Title)

500,000 (held at Jeffries DTC #0019)
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Carl E. Berg
(Print Name of Shareholder)

/s/ Carl E. Berg
(Signature of Shareholder or Authorized Signatory)

(Print Name and Title)

100,500 (held at Ingalls & Snyder DTC #0124)
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Brad Shingleton Trust
(Print Name of Shareholder)

/s/ Brad Shingleton
(Signature of Shareholder or Authorized Signatory)

Brad Shingleton, Trustee
(Print Name and Title)

17,000
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)
Owned - held at Ingalls & Snyder #DTC 0124
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Thereasa Foote Pledge Account
(Print Name of Shareholder)

/s/ Theresa Foote
(Signature of Shareholder or Authorized Signatory)

Theresa Foote
(Print Name and Title)

20,000
(Number of Class A Subordinate Voting Shares Held)

None
(Number of Class B Shares Held)

Owned / held at Ingalls & Snyder DTC 0124
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Franklin Templeton Investments Corp., as manager and trustee of Bissett Small Cap Fund
(Print Name of Shareholder)

/s/ Brad Beuttenmiller /s/ Ralph Lindenblatt
(Signature of Shareholder or Authorized Signatory)

Brad Beuttenmiller Ralph Lindenblatt
Senior Vice President & Senior Vice President
Chief Counsel, Canada Portfolio Manager
(Print Name and Title)

1,774,600
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

Owned
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Mackenzie Financial Corporation
(Print Name of Shareholder)

/s/ Lawrence Chin
(Signature of Shareholder or Authorized Signatory)

Lawrence Chin, Vice President
(Print Name and Title)

6,877,840
(Number of Class A Subordinate Voting Shares Held)

0
(Number of Class B Shares Held)

Controlled*
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

*Controlled by Accounts:

Mackenzie Cundill Canadian Security Fund
Mackenzie Cundill Canadian Balanced Fund
Mackenzie Cundill Canadian Security Class
Mackenzie Focus Canada (Cundill) Fund
Mackenzie Focus Canada (Cundill) Class
CIBC Global Monthly Income Fund

Hotchkiss and Wiley Capital Management, LLC
(Print Name of Shareholder)

/s/ Anna Marie Lopez
(Signature of Shareholder or Authorized Signatory)

Anna Marie Lopez, Chief Operating Officer
(Print Name and Title)

4,363,800 shares (voting authority for 3,070,700 shares)
(Number of Class A Subordinate Voting Shares Held)

0
(Number of Class B Shares Held)

Shares owned by various clients
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Tyndall Capital Partners
(Print Name of Shareholder)

/s/ Marc Lawrence
(Signature of Shareholder or Authorized Signatory)

Marc Lawrence
(Print Name and Title)

1,239,286
(Number of Class A Subordinate Voting Shares Held)

0
(Number of Class B Shares Held)

[see below]
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

793,182 – Tyndall Partners LP
446,104 – Tyndall Institutional Partners LP
1,239,286

North Run Master Fund, LP
(Print Name of Shareholder)

/s/ Todd B. Hammer
(Signature of Shareholder or Authorized Signatory)

Todd B. Hammer – Member, North Run Advisors, LLC, the general partner of the special general partner of North Run Master Fund, LP
(Print Name and Title)

2,365,800
(Number of Class A Subordinate Voting Shares Held)

(Number of Class B Shares Held)

(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Shareholder	A Shares Owned
Farallon Capital Partners, L.P.	483,630
Farallon Capital Institutional Partners, L.P.	375,575
Farallon Capital Institutional Partners II, L.P.	39,400
Farallon Capital Offshore Investors II, L.P.	549,840
Farallon Capital Offshore Investors III, Inc.	970,671

Farallon Capital Partners, L.P.
Farallon Capital Institutional Partners, L.P.
Farallon Capital Institutional Partners II, L.P.
Farallon Capital Offshore Investors II, L.P.

By:	Farallon Partners, L.L.C.
their general partner

By:	/s/ Daniel J. Hirsch
Name: Daniel J. Hirsh
Title: Managing Member

Farallon Capital Offshore Investors III, Inc.

By:	Farallon Capital Management, L.L.C.,
its Agent and Attorney-in-Fact

By:	/s/ Daniel J. Hirsch
Name: Daniel J. Hirsh
Title: Managing Member

Donald Smith & Co., Inc.
(Print Name of Shareholder)

/s/ Richard L. Greenberg
(Signature of Shareholder or Authorized Signatory)

Richard L. Greenberg, Senior Vice President
(Print Name and Title)

2,788,623
(Number of Class A Subordinate Voting Shares Held)

0
(Number of Class B Shares Held)

Owned
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

The Mangrove Partners Fund, LP
(Print Name of Shareholder)

/s/ Nathaniel August
(Signature of Shareholder or Authorized Signatory)

Nathaniel August – Director of General Partner
(Print Name and Title)

117,945
(Number of Class A Subordinate Voting Shares Held)

0
(Number of Class B Shares Held)

Owned

(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

Owl Creek Asset Management, L.P.
(Print Name of Shareholder)

/s/ Shai S. Tambor
(Signature of Shareholder or Authorized Signatory)

Shai S. Tambor, Managing Director
(Print Name and Title)

1,672,800
(Number of Class A Subordinate Voting Shares Held)

0
(Number of Class B Shares Held)

(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

445327 ONTARIO LIMITED

By:	/s/ Frank Stronach
Name: Frank Stronach
Title: Authorized Signing Officer

SCHEDULE A

INITIATING SHAREHOLDERS

1.	Farallon Capital Partners, L.P.

2.	Farallon Capital Institutional Partners, L.P.

3.	Farallon Capital Institutional Partners II, L.P.

4.	Farallon Capital Offshore Investors II, L.P.

5.	Farallon Capital Offshore Investors III, Inc.

6.	Hotchkis and Wiley Capital Management, LLC

7.	Tyndall Capital Partners

8.	Franklin Templeton Investments Corp. as manager and trustee of Bissett Small Cap Fund

9.	Owl Creek Asset Management L.P.

10.	Mackenzie Financial Corporation

11.	The Mangrove Partners Fund, LP

12.	Donald Smith & Co., Inc.

13.	John Moran

14.	Inky Investments

15.	CFG Trust #1

16.	DLF Trust #1

17.	FCF Family Investments

18.	Octagon Insurance Group Ltd.

19.	Dennis S. Moran

20.	Michael Knapp

21.	Blake Ashdown IRA

22.	Berg & Berg Enterprises, LLC

23.	Carl E. Berg

24.	Brad Shingleton Trust

25.	Theresa Foote Pledge Account

26.	North Run Master Fund, LP

SCHEDULE B

TERM SHEET

1.	Definitions:

(a)	“MID” means MI Developments Inc. and its subsidiaries.

(b)	“Group 1 Assets and Liabilities” means:

(1)	the subsidiaries and assets of MID which comprise the totality of the horseracing and gaming assets of MID, including:

•	Santa Anita Park

•	Golden Gate Field

•	Maryland Jockey Club (Pimlico Race Course, Laurel Park, and the Bowie training facility)

•	Gulfstream Park and associated retail development

•	Portland Meadows

•	Horseracing technology assets including XpressBet , AmTote, and HRTV LLC

•	Joint Venture Interests in connection with the above assets.

(2)	all properties owned by MID as described under “Real Estate Business – Development Properties” in note 6(a) of the notes to the interim consolidated financial statements of MID having a book value of $174.462 million for the three months ended September 30, 2010;

(3)	the residential zoned property known as “French Creek”;

(4)	cash such that the Group 1 Assets and Liabilities shall include on January 1, 2011 $20 million of adjusted working capital, provided that the maximum cash amount payable by MID to STco does not exceed $20 million (excluding restricted cash). For these purposes, adjusted working capital shall mean cash and cash equivalents, restricted cash, trade accounts receivable (net of doubtful accounts), operating inventories and prepaid expenses less all current liabilities (including accounts payable, long term liabilities due in the year, accrued salaries and wages, other accrued liabilities, income tax payables and deferred revenues). Attached as Exhibit A is a schedule of adjusted working capital as of October 31, 2010; and

(5)	the liabilities consisting of all liabilities associated with or arising out of the properties described in paragraphs (1) and (2) above (the “Group 1 Liabilities”); provided that the Group 1 Liabilities shall not include liabilities between MID, on the one hand, and STco, on the other hand;

(6)	To the extent any Group 1 Assets are sold or insurance proceeds are collected with respect thereto after the date hereof, any consideration received from such sale or insurance proceeds shall constitute Group 1 Assets;

(7)	all trademarks, patents, goodwill and other intellectual and intangible property and books and records in respect of the assets described above.

(c)	“ST Shareholder” means the corporation controlled by the Stronach Trust that owns Class B Shares of MID.

(d)	“Public Shareholders” means all shareholders of MID other than the ST Shareholder.

2.	By way of a plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction as may be agreed to by the parties, MID shall re-organize such that after the reorganization:

(a)	The Group 1 Assets and Liabilities shall be transferred to a corporation owned by ST Shareholder (“STco”).

(b)	If MID elects to sell any of the Magna corporate property in Aurora, Ontario on Magna Drive (South of Wellington) or in Oberwaltersdorf, Austria, STco shall have a right of first refusal to purchase from MID.

(c)	Each Class A Share in MID shall be converted into 1 common share of MID, each Class B share in MID held by Public Shareholders shall be converted into 1.2 common shares in MID and each Class B share in MID held by ST Shareholder shall be cancelled for no further consideration other than the Group 1 Assets and Liabilities. Following closing of the transaction (the “Closing”), MID shall have one class of outstanding shares, being common shares.

(d)	On the Closing, the adjustments specified in Section 3(d) below will be made to reflect an effective transfer date for the Group 1 Assets and Liabilities of January 1, 2011 (the “Interim Period”), provided that MID shall provide funding for the Group 1 Assets and Liabilities during the Interim Period. The Group 1 Assets will be operated as a separate business in the period between January 1, 2011 and the Closing.

3.	Upon Closing:

(a)	MID shall be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming.

(b)	The board of directors of MID shall be elected by the Public Shareholders of MID at the shareholder meeting called to approve the Plan of Arrangement and the nominees proposed for election in the management information circular shall be designated by the supporting Class A Shareholders and STco shall not vote at the meeting to elect the board of directors of MID;

(c)	MID shall reimburse the supporting Class A shareholders for all of their reasonable legal fees and advisory fees incurred and to be incurred in connection with the transaction and, in addition, MID shall reimburse supporting Class A shareholders for legal/advisory fees paid prior to the date hereof up to $1 million and MID shall reimburse ST Shareholder for all of its reasonable legal fees and advisory fees incurred in connection with the transaction up to $ 1 million; and

(d)	If the funding requirements (including for greater certainty any funding permitted pursuant to paragraph 4(e) below) of the Group 1 Assets and Liabilities during the Interim Period exceed on average US$4,000,000 per month, ST Shareholder shall reimburse MID for such excess.

4.	The principal closing conditions will include:

(a)	receipt of all regulatory approvals, including all stock exchange approvals and any required securities regulatory approvals;

(b)	receipt of all required MID shareholder approvals, including a majority of the minority of the Class A shareholders of MID and a majority of the minority of the Class B shareholders of MID;

(c)	if the transaction proceeds by plan of arrangement, court approval of the plan of arrangement;

(d)	no material adverse change in the affairs of MID;

(e)	MID will continue to operate in the ordinary course and will not purchase any gaming or horseracing assets which are unrelated to existing Group 1 Assets. For greater certainty, it is understood that MID may purchase existing joint venture assets and make capital expenditures relating to Group 1 Assets and any such funding shall be included in the funding calculated pursuant to paragraph 3(d) above.

(f)	reimbursements as contemplated in paragraphs 3(c) and (d) above.

(g)	accuracy of all MID disclosure documents in all material respects; and

(h)	the execution of definitive documentation relating to the transaction by January 31, 2011 and implementation of the transaction by June 30, 2011.

(i)	The target closing date is April 1, 2011.

5.	The supporting Class A shareholders agree to discontinue the currently contemplated litigation against MID, its shareholders and current and former officers and directors and provide appropriate releases to such parties, effective upon the implementation of the transaction.

6.	Parties will work to complete transaction in a manner that is tax-efficient for ST Shareholder provided that structure is not materially disadvantageous to MID or Public Shareholders.

EXHIBIT A

Working Capital as at October 31, 2010

	31-Oct-10

Current Assets
Cash and Cash Equivalents		$11,863,000
Restricted Cash		$7,678,000
Trade Accounts Receivable Net of Allowance for doubtful accounts		$19,593,000
Inventories		$5,766,000
Prepaid Expenses		$6,253,000

		$51,153,000
Current Liabilities
Accounts Payable		$18,363,000
Accrued Salaries and Wages		$5,119,000
Other Accrued Liabilities		$18,520,300
Income Tax Payable (receivable)	-$	223,000
Deferred Revenue		$1,396,000

		$43,175,300

Adjusted Working Capital		$7,977,700